As filed with the Securities and Exchange Commission on September 2, 2005

Registration No. 333-124262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

AMENDMENT NO. 6 TO

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

U.S. HELICOPTER CORPORATION

(Name of Small Business Issuer in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4512 (Primary Standard Industrial Classification Code Number)	27-0096927 (IRS Employer Identification No.)

6 East River Piers
Suite 216
Downtown Manhattan Heliport
New York, NY 10004
(212) 248-2002
(Address and Telephone Number of Principal Executive Offices)

6 East River Piers
Suite 216
Downtown Manhattan Heliport
New York, NY 10004
(212) 248-2002
(Address of Principal Place of Business or
Intended Principal Place of Business)

Copies to:

John G. Murphy President and Chief Executive Officer U.S. Helicopter Corporation 6 East River Piers Suite 216 Downtown Manhattan Heliport New York, NY 10004 (212) 248-2002	Thomas P. Gallagher, Esq. John K. Butler, Esq. Jonathan M. Grischuk, Esq. Gallagher, Briody & Butler Princeton Forrestal Village 155 Village Boulevard Princeton, NJ 08540 (609) 452-6000

(Name, Address and Telephone Number of Agent for Service )

_______________

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     U.S. Helicopter’s bylaws provide that we have the power to indemnify any officer or director against damages if such person acted in good faith and in a manner the person reasonably believed to be in the best interests of our Company. No indemnification may be made (i) if a person is adjudged liable unless a Court determines that such person is entitled to such indemnification, (ii) with respect to amounts paid in settlement without court approval or (iii) expenses incurred in defending any action without court approval.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. All expenses will be paid by U.S. Helicopter.

Securities and Exchange Commission Registration Fee	$934.88
Printing and Engraving Expenses	$10,000.00
Accounting Fees and Expenses	$25,000.00
Legal Fees and Expenses	$75,000.00
Miscellaneous	$10,000.00

TOTAL	$120,934.88

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     On August 23, 2005, we entered into a new Securities Purchase Agreement with Cornell Capital, whereby $220,000 of 5% secured convertible debentures were issued. On August 23, 2005, we received net proceeds of $190,000 after payment of certain expenses in the amount of $30,000. Commencing January 1, 2006, we are required to make monthly payments of $40,000 until all amounts under the New Convertible Debenture are repaid in full. The New Convertible Debenture bears interest at 5% per annum and is secured by the Amended and Restated Security Agreement under identical terms as the Convertible Debenture. Up to 10% of all sums due and payable under the New Convertible Debenture may be converted at Cornell Capital’s option, into shares of our common stock at a price of $0.20 per share. All other material terms of the New Convertible Debenture are identical to the Convertible Debenture. We intend to file a registration statement with respect to the shares issuable upon conversion of the New Convertible Debenture separately. The shares issuable upon conversion of the New Convertible Debenture are not included in this registration statement.

     In November and December 2004, U.S. Helicopter issued a total of 63,200 of our Units to a limited number of accredited investors pursuant to the Private Placement in which we received $316,000 before payment of expenses associated with the offering. In connection with the Private Placement, 20 persons have received a total of 316,000 shares of our Series A Preferred Stock and 126,400 warrants to purchase our common stock, of which 63,200 warrants have an exercise price equal to 125% of the conversion price of the Series A Preferred Stock and the remaining 63,200 warrants have an exercise price equal to 150% of the conversion price of the Series A Preferred Stock.

     In connection with the Private Placement, the Company paid the following fees and expenses: (1) $35,520, representing a commission of 12% of the gross offering proceeds raised by the Placement Agent; (2) $8,880, representing a non-accountable expense allowance of 3% of the gross offering proceeds raised by the Placement Agent; (3) a due diligence and pre-marketing fee of $12,500 to cover the costs and expenses of due diligence investigation and pre-marketing activities; (4) warrants to purchase 29,600 shares of the Company’s common stock, with an exercise price equal to 80% of the fair market value of the Company’s common stock on the date of exercise, a term of five years and all other terms substantially the same as those of the warrants issued to investors in the Private Placement; (5) $49,800, representing legal fees paid to Gallagher, Briody & Butler; and (6) $3,000, representing escrow agent’s fees. In addition, the Company reimbursed the Placement Agent in the amount of $4,375.00 for its legal fees (including blue sky legal fees) in the Private Placement.

     In connection with the Private Placement, the Company agreed to enter into a separate Financial Consulting and Advisory Agreement with the Placement Agent, with compensation of Warrants issued to the Placement Agent or its designee to purchase 250,000 shares of the Company’s common stock with an exercise price equal to $0.75 per share, a term of five years and all other terms substantially the same as those of the warrants issued to investors in the Private Placement.

     In August, 2004, the Company entered into a Securities Purchase Agreement pursuant to which we agreed to issue $1,300,000 of 5% secured convertible debentures to Cornell Capital. On August 4, 2004, the Company received net proceeds of $772,500 after payment of expenses in the amount of $227,500, from the sale of $1,000,000 worth of debentures. On February 25, 2005, the Company received net proceeds of $270,000 after payment of expenses in the amount of $30,000, from the sale of $300,000 worth of debentures. On April 8, 2005, the Company entered into an Amended and Restated Secured Debenture in the amount of $1,335,424, representing the principal and interest due under the prior debentures as of such date. Until January 1, 2006, the Company is required to remit to the holder an amount equal to 10% of the gross proceeds received pursuant to the SEDA, to be applied against sums due under the Convertible Debenture. Beginning January 1, 2006, we are required to make monthly payments of $200,000 until all amounts due under the Convertible Debenture are repaid. The debenture bears interest at 5% per annum and is secured by a security agreement covering substantially all business assets of the Company. Up to 10% of all sums due under the Convertible Debenture may be converted at the holder’s option, into shares of the Company’s common stock at a price of $0.20 per share. In the event of a default under the Convertible Debenture, Cornell capital may convert all sums due and payable under the debenture, provided that the number of shares issuable upon such conversion would not result in Cornell Capital owning in excess of 9.99% of the Company’s outstanding common stock, which may only be waived by Cornell Capital either in its sole discretion with 60 days’ notice or without notice upon an event of default. This limitation does not apply to an automatic conversion of any and all amounts remaining due and payable on August 4, 2006. This restriction may significantly limit and delay our ability to access funds under the SEDA.

     On August 4, 2004, the Company entered into the SEDA with Cornell Capital, which was amended and restated on April 8, 2005. Pursuant to the SEDA the Company may, at its discretion, periodically issue and sell to Cornell Capital, up to $11,000,000 of the Company’s common stock. Upon the execution of the SEDA, the Company agreed to issue 2,472,527 shares of its common stock to Cornell Capital, plus an additional $10,000 worth of the Company’s common stock to Newbridge Securities Corporation (“Newbridge”), as a placement fee, per the Placement Agent Agreement between the Company and Newbridge, valued at the fair market value of the stock as of the date of the initial trading day of the Company’s common stock. As of August 15, 2005, the Company has issued 2,472,527 shares with an aggregate par value of $2,473 in connection with the SEDA.

     In August, 2004, U.S. Helicopter issued 773,196 shares to 3B Group, Inc. in consideration of its efforts to assist the Company in raising capital and to induce Cornell Capital to make an investment in the Company. Also in August, 2004, the Company agreed to pay Newbridge Securities Corporation a fee of $10,000 worth of our common stock, with the number of shares to be determined on the first day that our shares are publicly traded.

     The Company issued a total of 1,000 shares of common stock representing founders’ shares to eight persons in exchange for cash totaling $500 as of March, 2003. The eight stockholders included the following members of U.S. Helicopter management: John G. Murphy, George Mehm, Donal McSullivan, Gabriel Roberts, John Capozzi, Rue Reynolds and Clinton L. Pagano, Sr. In July, 2004 the Company effectuated a 21,300 to one stock split whereby each founding stockholder received 21,300 shares of post-split common stock in exchange for each pre-split share of the Company’s common stock.

     All of the above offerings and sales were deemed to be exempt under Rule 506 of Regulation D and Section 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of U.S. Helicopter or executive officers of U.S. Helicopter, and transfer was restricted by U.S. Helicopter in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment.

ITEM 27. EXHIBITS

(a)	The following exhibits are filed as part of this registration statement:

Exhibit No.	Description of Document	Location
3.1	Certificate of Incorporation	(1)
3.2	Certificate of Amendment to the Certificate of Incorporation	(1)
3.3	Certificate of Designation	(1)
3.4	By-laws	(1)
4.1	Specimen of Common Stock Certificate	(1)
4.2	Specimen of Series A Preferred Stock Certificate	(1)
4.3	Form of Common Stock Purchase Warrant	(1)
4.4	Form of Common Stock Purchase Warrant	(1)
5.1	Legal Opinion of Gallagher, Briody & Butler	(2)
10.1	Amended and Restated Standby Equity Distribution Agreement between U.S. Helicopter Corporation and Cornell Capital Partners, LP	(1)
10.2	Registration Rights Agreement between U.S. Helicopter Corporation and Cornell Capital Partners, LP	(1)
10.3	Escrow Agreement between U.S. Helicopter Corporation and Butler Gonzalez, LLP	(1)
10.4	Placement Agent Agreement between U.S. Helicopter and Newbridge Securities Corporation	(1)
10.5	Securities Purchase Agreement between U.S. Helicopter Corporation and Cornell Capital Partners, LP	(1)
10.6	Amended and Restated 5% Secured Convertible Debenture in the principal amount of $1,335,424	(1)
10.7	Amended and Restated Security Agreement between U.S. Helicopter Corporation and Cornell Capital Partners, LP	(1)
10.8	Investor Registration Rights Agreement between U.S. Helicopter Corporation and Cornell Capital Partners, LP	(1)
10.9	Escrow Agreement between U.S. Helicopter Corporation and Butler, Gonzalez, LLP	(1)
10.10	Lock-Up Agreement between U.S. Helicopter Corporation and John G. Murphy	(1)
10.11	Lock-Up Agreement between U.S. Helicopter Corporation and Gabriel Roberts	(1)
10.12	Lock-Up Agreement between U.S. Helicopter Corporation and Rue Reynolds	(1)
10.13	Lock-Up Agreement between U.S. Helicopter Corporation and Clinton L. Pagano	(1)
10.14	Lock-Up Agreement between U.S. Helicopter Corporation and George J. Mehm, Jr.	(1)
10.15	Lock-Up Agreement between U.S. Helicopter Corporation and Donal McSullivan	(1)

Exhibit No.	Description of Document	Location
10.16	Stock Subscription Agreement between U.S. Helicopter Corporation and John G. Murphy	(1)
10.17	Stock Subscription Agreement between U.S. Helicopter Corporation and Gabriel Roberts	(1)
10.18	Stock Subscription Agreement between U.S. Helicopter Corporation and Rue Reynolds	(1)
10.19	Stock Subscription Agreement between U.S. Helicopter Corporation and John Capozzi	(1)
10.20	Stock Subscription Agreement between U.S. Helicopter Corporation and Donal McSullivan	(1)
10.21	Stock Subscription Agreement between U.S. Helicopter Corporation and George J. Mehm, Jr.	(1)
10.22	Stock Subscription Agreement between U.S. Helicopter Corporation and Gallagher, Briody & Butler	(1)
10.23	Stock Subscription Agreement between U.S. Helicopter Corporation and Clinton L. Pagano	(1)
10.24	Stock Subscription Agreement between U.S. Helicopter Corporation and 3B Group, Inc.	(1)
10.25	Employment Agreement between U.S. Helicopter Corporation and John G. Murphy	(1)
10.26	Employment Agreement between U.S. Helicopter Corporation and George J. Mehm, Jr.	(1)
10.27	Employment Agreement between U.S. Helicopter Corporation and Donal McSullivan	(1)
10.28	Employment Agreement between U.S. Helicopter Corporation and Gabriel Roberts	(1)
10.29	Employment Agreement between U.S. Helicopter Corporation and Terence O. Dennison	(1)
10.30	Employment Agreement between U.S. Helicopter Corporation and Sandy Goldstein	(1)
10.31	Consulting Agreement between U.S. Helicopter Corporation and Phoenix Ventures, LLC	(1)
10.32	Marketing Services Agreement among U.S. Helicopter Corporation, JMC Marketing Services LLC and Donal McSullivan	(1)
10.33	Lease between U.S. Helicopter Corporation and City of Bridgeport, Connecticut	(1)
10.34	Agreement between U.S. Helicopter Corporation and the Port Authority of New York and New Jersey	(1)
10.35	U.S. Helicopter Corporation Stockholders Agreement	(1)
10.36	U.S. Helicopter Corporation 2004 Stock Incentive Plan	(1)
10.37	Placement Agent Agreement between U.S. Helicopter Corporation and North Coast Securities Corporation	(1)
10.38	Employment Agreement between U.S. Helicopter Corporation and John W. Galligan	(1)
10.39	Financial Advisory and Investment Banking Agreement between U.S. Helicopter Corporation and North Coast Securities Corporation	(1)
10.40	Securities Purchase Agreement dated August 23, 2005 between U.S. Helicopter Corporation and Cornell Capital Partners, LP	(1)
10.41	5% Secured Convertible Debenture in the principal amount of $220,000	(1)
10.42	Investor Registration Rights Agreement dated August 23, 2005 between U.S. Helicopter Corporation and Cornell Capital Partners, LP	(1)
10.43	Escrow Agreement between U.S. Helicopter Corporation and David Gonzalez, Esq.	(1)
10.44	Letter Amendment to Investor Registration Rights Agreement between U.S. Helicopter Corporation and Cornell Capital Partners, LP	(1)
23.1	Consent of Moore Stephens, PC	(1)

Exhibit No.	Description of Document	Location
23.2	Consent of Gallagher, Briody & Butler	Incorporated by reference to Exhibit 5.1 of this filing.

(1)	Previously filed.
(2)	Provided herewith.

ITEM 28. UNDERTAKINGS

The undersigned registrant will:

(1)	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Sections 10(a)(3) of the Securities Act;

(ii)	Reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)	Include any additional or changed material information on the plan of distribution;

(2)	For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of securities offered, and the offering of such securities at that time to be the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on our behalf by the undersigned, in New York, New York on September 2, 2005.

U.S. HELICOPTER CORPORATION

By:	/s/ John G. Murphy

John G. Murphy
Chief Executive Officer and President (Principal Executive Officer)

By:	/s/ George J. Mehm, Jr.

George J. Mehm, Jr.
Chief Financial Officer (Principal Financial Officer And Principal Accounting Officer)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE

/s/ John G. Murphy John G. Murphy	President and Chief Executive Officer (Principal Executive Officer) and Director	September 2, 2005

/s/ Dean C. Borgman	Chairman of the Board of Directors	September 2, 2005

Dean C. Borgman

/s/ Colonel Clinton L. Pagano, Sr.	Director	September 2, 2005

Col. Clinton Pagano

/s/ John Capozzi	Director	September 2, 2005

John Capozzi